September 18, 2024

Nils Ollquist
Chief Executive Officer
Brookmount Explorations, Inc.
1 East Liberty Suite 500
Reno, NV 89501

        Re: Brookmount Explorations, Inc.
            Amendment No. 3 to Offering Statement on Form 1-A
            Filed August 30, 2024
            File No. 024-12392
Dear Nils Ollquist:

       We have reviewed your amended offering statement and have the following comment(s).

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 22, 2024 letter.

Amendment No. 3 to Offering Statement on Form 1-A filed August 30, 2024 Summary Information
The Company, page 3

1. We note numerous places in the filing where the number of outstanding shares do not appear to be consistent. For example, on page 3 under The Company, outstanding shares at August 23, 2024 are shown as 124,473,869. However, on page 21 under Description of
        Business, outstanding shares on August 23, 2024 are shown as 123,475,869 and on page
        44 under Securities Being Offered, outstanding shares on August 23, 2024 are shown as
        148,475,869. Then, on page 5, the number of outstanding shares as of the date of the filing on August 30, 2024 is shown as 105,101,280. Please review the filing for accurate share disclosures and revise as necessary.
Summary of the Offering, page 5

2. We note that the number of shares outstanding after the offering is 148,475,869, which is
 September 18, 2024
Page 2

       43,475,589 more than the 105,101,280 outstanding at the date of the offering. Please explain the additional 18,374,589 shares over the 25,000,000 number of shares being offered or revise.
Determination of Offering Price, page 17

3. Please tell us how the 19.22% was calculated, given the outstanding shares after the offering of 148,475,869 on page 5.
Part II and III
Description of Property, page 27

4. Your revised disclosure on page 27 now indicates that your mining throughput is around
       300 bags per day which represents approximately 15,000 kg or 15 metric tonnes of ore.
       However the first paragraph on page 27 states approximately 50 ore bags weighing approximately 50 kg each are mined every 12 hours. Please reconcile these numbers and revise your disclosures accordingly.
Security Ownership of Management and Certain Securityholders, page 43

5. Please correct the percentage ownership of each person and in total given the outstanding shares of 101,601,280 at June 14, 2024. We note that the total of 14,481,707 shares represents 14.40% of 101,601,280 shares.
6. Please revise to provide the beneficial ownership information required by Item 12 of
       Form 1-A as of the most recent practicable date.
Consolidated Financial Statements for the Quarters Ended May 31, 2024 and 2023, page F-1

7. Pursuant to (b)(3) and (b)(5) of Part F/S of Form 1-A, update your financial statements to present financial statements for the six months ended May 31, 2024 and 2023, rather than the three month period ended May 31, 2024 and 2023.
4. Funds held by Joint Venture for reinvestment, page F-11

8. We note your response to comment 8 and see that you have revised the labelling of the funds held by your operating partner to "Funds held by Joint Venture for reinvestment" in your May 31, 2024 interim financial statements and related notes. Based on your previous response letter dated July 25, 2024 you stated that the Talawaan operations was mistakenly referred to as a joint venture and had changed to label this line item as "funds held by operating partner for reinvestment." Please revise your disclosure to label this line item accordingly or tell us why you have reverted to your previous labelling of Talawaan as a joint venture.
9. Events After the Reporting Period, page F-12

9. We note your response to prior comment 9. You revised disclosure to Note 11 on page F-
       24, rather than Note 9 on page F-12. In this regard, we note the outstanding shares at May
       31, 2024 are 101,601,280 on page F-3 and are 105,101,280 at the date of the filing on
       page 5. Please address the additional 3,500,000 shares issued after May 31, 2024.
       Please contact Kimberly Calder at 202-551-3701 or Craig Arakawa at 202-551-3650 if
 September 18, 2024
Page 3

you have questions regarding comments on the financial statements and related matters. For questions regarding the engineering comments, please contact John Coleman at 202-551-3610.
Please contact Liz Packebusch at 202-551-8749 or Kevin Dougherty at 202-551-3271 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Joe Laxague